UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 43) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,801,105 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,801,105 (1)
	10.	Shared Dispositive Power 37,012,195 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,813,300 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,687 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015, and 4,808,465 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,144,570 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,144,570 (1)
	10.	Shared Dispositive Power 37,012,195 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,156,765 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,687 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015, and 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 812350106

1.	Names of Reporting Persons. CRK Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,144,570 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,144,570 (1)
	10.	Shared Dispositive Power 37,012,195 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,156,765 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 57.5% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,687 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015, and 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,156,765 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,144,570 (1)
	10.	Shared Dispositive Power 37,012,195 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,156,765 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.5% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,687 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015, and an aggregate of 11,137,152 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

This Amendment No. 43 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

The Reporting Persons are filing this Amendment to report: (i) recent open-market purchases of shares of Holdings Common Stock by Mr. Lampert, and (ii) a distribution of Notes and Warrants on a pro rata basis to certain partners that elected in 2015 to redeem all or a portion of their interest in Partners.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In grants of shares of Holdings Common Stock by Holdings on October 30, 2015, November 30, 2015 and December 31, 2015, pursuant to the Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 35,333 shares of Holdings Common Stock. Mr. Lampert received the shares of Holdings Common Stock as consideration for serving as Chief Executive Officer and no cash consideration was paid by Mr. Lampert in connection with the receipt of such shares of Holdings Common Stock.

In grants of shares of Holdings Common Stock by Holdings on October 30, 2015, November 30, 2015 and December 31, 2015, pursuant to the Seritage Awards, Mr. Lampert acquired an additional 4,450 shares of Holdings Common Stock. Mr. Lampert received the shares of Holdings Common Stock pursuant to the Seritage Awards and no cash consideration was paid by Mr. Lampert in connection with the receipt of such shares of Holdings Common Stock.

In various open market purchases between October 1, 2015 and December 18, 2015, Mr. Lampert acquired an aggregate of 648,052 shares of Holdings Common Stock for aggregate consideration of approximately $13,089,111 (excluding commissions) using personal funds.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of January 5, 2016, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	63,813,300	(1)(2)	57.2	% (3)	26,801,105	(2)	0	26,801,105	(2)	37,012,195	(1)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124		0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341		0
RBS Partners, L.P.	64,156,765	(1)(4)	57.5	% (5)	27,144,570	(4)	0	27,144,570	(4)	37,012,195	(1)
ESL Institutional Partners, L.P.	0		0.0%		0		0	0		0
RBS Investment Management, L.L.C.	0	(6)	0.0%		0	(6)	0	0	(6)	0
CRK Partners, LLC	0		0.0%		0		0	0		0
ESL Investments, Inc.	64,156,765	(1)(7)	57.5	% (8)	27,144,570	(7)	0	27,144,570	(7)	37,012,195	(1)
Edward S. Lampert	64,156,765	(1)(9)	54.5	% (10)	64,156,765	(1)(9)	0	27,144,570	(9)	37,012,195	(1)

(1)	This number includes 30,683,508 shares of Holdings Common Stock held by Mr. Lampert and 6,328,687 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(3)	This is based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015, and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(4)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(5)	This is based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015, and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(6)	RBSIM is the general partner of, and may be deemed to indirectly beneficially own any securities owned by, Institutional.

(7)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own any securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own any securities owned by, CRK LLC.
(8)	This is based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015, and the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own any securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own any securities owned by, CRK LLC.
(9)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(10)	This is based upon 106,689,188 shares of Holdings Common Stock outstanding as of November 27, 2015, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended October 31, 2015, that was filed by Holdings with the SEC on December 3, 2015, the 6,328,687 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert and the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) As a result of a pro rata distribution of Warrants and shares of Holdings Common Stock by both Institutional and CRK LLC, each of Institutional, RBSIM and CRK LLC ceased to beneficially own any Warrants or shares of Holdings Common Stock on October 2, 2015.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2016	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired		Shares Disposed		Price Per Share
Edward S. Lampert	11/30/2015	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	11,778				$0
Edward S. Lampert	11/30/2015	Grant of Shares Pursuant to the Seritage Awards	1,483				$0
Edward S. Lampert	12/07/2015	Open Market Purchase	161,119				$19.9383
Edward S. Lampert	12/08/2015	Open Market Purchase	95,889				$19.9839
Edward S. Lampert	12/09/2015	Open Market Purchase	25,698				$20.1185
Edward S. Lampert	12/10/2015	Open Market Purchase	33,744				$21.207
Edward S. Lampert	12/11/2015	Open Market Purchase	14,854				$21.3986
Edward S. Lampert	12/14/2015	Open Market Purchase	28,331				$20.9370
Edward S. Lampert	12/15/2015	Open Market Purchase	80,097				$20.8573
Edward S. Lampert	12/16/2015	Open Market Purchase	2,300				$20.21
Edward S. Lampert	12/17/2015	Open Market Purchase	150,000				$19.7949
Edward S. Lampert	12/18/2015	Open Market Purchase	42,433				$19.2736
Edward S. Lampert	12/31/2015	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	11,778				$0
Edward S. Lampert	12/31/2015	Grant of Shares Pursuant to the Seritage Awards	1,483				$0
ESL Partners, L.P.	01/04/2016	Pro Rata Distribution of Warrants to Redeeming Partners			550,857	(1)	$0
RBS Partners, L.P.	01/04/2016	Acquisition of Warrants from ESL Partners, L.P. as a result of a Pro Rata Distribution to Redeeming Partners	9,457	(1)			$0
RBS Partners, L.P.	01/04/2016	Pro Rata Distribution of Warrants to Redeeming Partners			9,457	(1)	$0

(1)	Represents shares of common stock of Sears Holdings Corporation (“Holdings Common Stock”), par value $0.01 per share, that may be acquired by the reporting person within 60 days upon the exercise of warrants entitling the holder thereof to purchase shares of Holdings Common Stock at an exercise price of $28.41 per share of Holdings Common Stock.